Mail Stop 6010

June 26, 2006

Martin S. Headley
Executive Vice President and Chief Financial Officer
Teleflex Incorporated
155 South Limerick Road
Limerick, PA 19468

      Re: Teleflex Incorporated
                  Form 10-K for the Fiscal Year Ended December 25, 2005
                  Filed March 20, 2006
                  Form 10-Q-K for the Fiscal Quarter Ended March 26, 2006
                  File No. 001-05353

Dear Mr. Headley:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year-Ended December 25, 2006

Item 6. Selected Financial Data, page 17

1. We note your disclosure of net cash provided by operating activities from continuing operations and the non-GAAP measure of free cash flows. In future filings, when non-GAAP measures that present cash or funds generated are disclosed, that disclosure should be balanced with equally prominent disclosure of the amounts from the statements of cash flows. Accordingly, please revise future filings to also include a summary of the cash flows from financing and investing activities in addition to the disclosure of cash flows from operating activities.

Consolidated Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Polices, page F-9

Inventories, page F-10

2. Please tell us the method by which amounts are removed from inventory, e.g. average cost, first-in first out, last-in last-out, estimated average cost per unit. Please also revise future filings to disclose your policy. Refer to Rule 5-02 (6)(b) of Regulation S-X.

Goodwill and Other Intangible Assets, page F-10

3. Under paragraph 18 of SFAS 142, goodwill is impaired when its carrying amount exceeds its implied fair value. The impairment test for goodwill under SFAS 142 is a two-step test (see paragraphs 19 – 22 of SFAS 142). Under the first step of the goodwill impairment test, you should compare the fair value of the reporting unit with its <u>carrying amount</u>, including goodwill. Then, if the carrying amount of a reporting unit exceeds its fair value, you should perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

    Based upon your current disclosures, it is not possible to determine whether you properly evaluated the need for a goodwill impairment loss using the implied fair value of your goodwill. Please tell us how you determined if your goodwill was impaired under SFAS 142 and if impaired, how you measured the impairment. Please clearly demonstrate your goodwill accounting policies comply with all applicable GAAP, including SFAS 142. Please revise your disclosures in future filings to clearly indicate how your policies comply with paragraphs 18 – 22 of SFAS 142.   The future revisions should include disclosures of the nature of the two-step impairment test.

Revenue recognition, page F-12

4. We note your disclosure on pages 5 and 6 that your products are sold through distributors. We also note that your products are sold with rights of return and other allowances. Please tell us why it is appropriate to recognize revenue at the time of shipment to distributors. Please also tell what rights of return, stock rotation or repurchase agreements distributors have. Please also revise future filings to disclose this information, if material. Please refer to paragraphs 6 to 8 SFAS 48 and EITF 01-09 in your response.

Form 10-Q for the Fiscal Quarter Ended March 26, 2006

Condescended Consolidated Statements of Cash Flows, page 4

5. We see that you adopted SFAS 123(R) on December 26, 2006. Please tell us how you have accounted for any excess tax benefits related to share-based payment arrangements in your statement of cash flows. Please refer to paragraphs 2 and 68 of SFAS 123(R).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant